EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-184760 on Form S-8 and Registration No. 333-192105 on Form S-3 of our report dated March 6, 2015, relating to the consolidated financial statements of Southcross Energy Partners, L.P. and subsidiaries (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to (1) the Partnership obtaining support from the owners of Southcross Holdings GP LLC in order to maintain the compliance with the financial covenants of the Partnership and (2) the acquisition of the TexStar Rich Gas System on August 4, 2014) appearing in this Annual Report on Form 10-K of Southcross Energy Partners, L.P. for the year ended December 31, 2014.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 6, 2015